SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

INVESTOR DAY

ambev 2022

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day 2022 event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein. Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

PERSONAL PRESENTATION



NAME:
ABILIO SECARECHIO JR

ROLE:
BEES BR DIRECTOR

TIME:
12 YEARS

- NE DIRECTOR
- TECH SALES
- REVENUE MANAGEMENT
- GMT

DIGITALIZATION OVERVIEW

WE HAVE ACHIEVED RELEVANT RESULTS OVER THE LAST TWO YEARS


% DIGITAL GMV
11%
80,3%
Jan 20
Dec 21


% DIGITAL BUYERS
9%
88,3%
Jan 20
Dec 21


BEES


QUARTELY BUYERS
(.000 POCs)
NEW BUYERS
AVG POC VOL: 5,8HL
TOTAL INC. VOL:0.9 MIO HL
+151k
839
990
Jan 20
Dec 21

BEES BENEFITS

BEES HAS HUGELY INCREASED TIME CONNECTED WITH OUR CLIENTS



BEES

+20Pts

NPS

INTERACTION TIME



SALES REP

~7 min

+



BEES SESSION

24,5 min

=

31,5 Min/Week

DIGITAL ENGAGEMENT VOLUME UPLIFT



0,0pp
+8,9pp
+15,8pp
+21,6pp
Offline
Low Engage.
Medium Engage.
High Engage.

*ANALYSIS BASED ON BEER AND NAB VOLUME

DATA PROVIDED BY BEES

FROM THE MAIN FEATURES AVAILABLE IN BEES WE CAN GATHER A CONSIDERABLE VOLUME OF DATA


BEES

14 MIO
ACCESSES

4,2 MIO
ORDERS MADE

8.000
DATA POINTS/SESSION

380 K
TICKETS REQUESTED

87,3 MIO
MINUTES CONNECTED

ARTIFICIAL INTELLIGENCE

ALL DATA BASED ON DEC/21

PORTFOLIO DEVELOPMENT

EACH OF OUR ONE MILLION POCS HAS A PORTFOLIO SUGGESTION BASED ON ALGORITHMS

PRIORITIZATION DRIVEN BY ARTIFICIAL INTELLIGENCE


BRAHMA
SPATEN
BRAHMA
ABSOLUT VODKA
pepsi


B2O
OUR NEW GO TO MARKET
BEES
DIGITAL COMM.
QUICK ORDER
UPSELL
CHALLENGES
PROMOTIONS
CLUB B
OFFLINE
BEES FORCE
DYNAMIC VISIT
BRAND ACTIVATION
CXC
CUSTOMER EXPERIENCE
FLEXIBLE DELIVERY
BRAHMA
SPATEN
ABSOLUT VODKA
pepsi

DIGITAL COMMUNICATION

DIGITAL COMM.

WE HAVE A 24x7 CHANNEL TO INTERACT WITH OUR CLIENTS THROUGH DIFFERENT TOOLS

COMMUNICATION CHANNELS


13:59
Terça-feira, 5 de abril

PUSH


BRAHMA
Desafio
Exclusivo!
Aceitou, comprou, levou!
APROVEITE TODA ESSA
EU QUERO!

INAPP


Buscar
Promoções
Brahmosidade
Lançamentos
Cervejas

SLIDER


Promoções
Brahmosidade
Lançamentos
Cervejas

BANNER


O CARNAVAL CONTINUA
A RAFA VOLTOU!
CONFIRA ESSE RECADO!
BORA SAMBAR NO
DESFILE E NAS VENDAS!
COMPRE BRAHMA E CONCORRA
A AINDA MAIS PRÊMIOS!

E-MAIL MARKETING

HIGHLIGHTS

IMPRESSIONS
21 MILLIONS

USERS REACHED
948K

CTR
18%

DIGITAL COMM.

ambev

BRAHMA DUPLO MALTE CARNIVAL CAMPAIGN

DIGITAL RESULTS

VIEWS
611K

IMPRESSIONS
11 MILLIONS

USERS REACHED
948K

CTR
16%

COMMERCIAL RESULTS

COVERAGE
+13%
VS. LM

VOLUME
+20%
VS. LM


Carnaval
BRAHMOSIDADE
BRAHMA
BRAHMA
BRAHMA

CLUB B

MAIN ENGAGEMENT PROGRAM WITH MORE THAN 95% POCS ADHERED



6:47
Club B
Club B 4.531 pontos
Histórico de transações
Resgatar produtos
Ganhe com desafios
GANHE
+PONTOS
Tire foto do balde de Brahma

95% OF POCS ENGAGED IN CLUB B

1 R$ = 1 POINT

BETTER **EFFICIENCY** IN DISCOUNT

POC AUTONOMY TO REDEEM POINTS

REDEEM MIX

AMBEV PRODUCTS, MARKETPLACE, TRADE MATERIALS, BEES BANK CASHBACK AND MORE...





Como funciona
Ganhe + Pontos
Resgate
Ordenar por: Padrão
Filtro
Cervejas
Refrigerantes
Eletrônicos
Refrigerante Guaraná Antarctica 200ml Caixa c/ 12 un
1.530 pts
Guaravita Nat Copo Plast 290Ml Cx C/24
2.460 pts
Isotonico Gatorade Morango-Maracuja Descartavel 500ml Caixa c/ 6 un
2.920 pts
Pontos selecionados
1.530 / 7.487
ADICIONAR

FRONTLINE STRATEGY

EMPOWERMENTS OF SALES TEAM BY BEES FORCE


BDR INTERACTION
TASK RELATED
AI VALIDATION
Tarefas
IR PARA A ROTA
Tarefas
Performance
Pedidos
Solicitações
BEATS 269ML
SKOL 600ML
TIRAR DE NOVO
CONFIRMAR

OVER 30 MILLION TASKS/MONTH



SERVICE LEVEL



DIGITALIZATION



EXECUTION & PORTFOLIO DEVELOPMENT

BDR ROUTINE OPTIMIZAION

163,9 → 190,3

POCS/BDR

FLEXIBLE DELIVERY

IMPROVING LOGISTICS SOLUTIONS

A CUSTOMER-CENTRIC, FLEXIBLE AND WIN-WIN SOLUTION TO OPTIMIZE OUR DELIVERIES


Julho
Compre mais R$300 e ganhe frete grátis!
Selecionar

SALES CURVE LINEARIZATION


CURVA DE
VOLUME
LINEAR

COST PREDICTABILITY



INCREMENTAL REVENUE


ambev
ABRIL

B2O

OUR NEW GO TO MARKET


FLEXIBLE
COOLER
Club
BEES
BEES BANK
GANHE +PONTOS

BEES IMPACT ON DISTRIBUTION

BEES IMPLEMENTATION IN BRAZIL HAS BROUGHT SIGNIFICANT IMPACT ON DISTRIBUTION DEVELOPMENT

BEES DISTRIBUTION IMPACT
(PRE VS POST BEES)

TOTAL DISTRIBUTION (.000)
(SUM OF TOTAL SKUS COVERAGE)



+27%
Q4 19 Avg (Pre Bees)
Premium
Core
FB
NAB
MP
Q4 21 Avg (Post Bees)

SKU / POC
(SAME STORE SALES DATA – QUARTERLY PURCHASE)



+7%
Q4 19
Q4 20
Q4 21

CATEGORY PENETRATION
(VS ACTIVE POCS)



Q4 19 Avg (Pre Bees)
Q4 21 Avg (Post Bees)
80,2%
93,8%
Beer
70,3%
85,6%
NAB
7,8%
26,9%
Future Beverages
0,0%
23,5%
Mkt Place



BEES
COMPRE DIRETO DA AMBEV PARA O SEU NEGÓCIO
ambev

INVESTOR DAY

ambev 2022